UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTRAOP MEDICAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46118N 10 1

(CUSIP Number)

Harrison Clay

W.R. Hambrecht + Co., LLC

539 Bryant Street, Suite 100

San Francisco, CA 94107

(415) 551-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

03/09/2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W.R. Hambrecht + Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,415,348(1) 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 1,415,348(1) 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,348(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.80%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W.R. Hambrecht/Intraop Medical, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,395,348(1) 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 1,395,348(1) 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,395,348(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.70%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Hambrecht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,000(1) 8 SHARED VOTING POWER 1,415,348(1) 9 SOLE DISPOSITIVE POWER 20,000(1) 10 SHARED DISPOSITIVE POWER 1,415,348(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,435,348(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	W.R. Hambrecht + Co., Inc. (the “Parent”) is the sole member of, and holds 100% of the equity interests in W.R. Hambrecht + Co., LLC (“WRH+Co”). W.R. Hambrecht/Intraop, LLC (the “LLC”) is managed by W.R. Hambrecht/Intraop Management, LLC, of which WRH+Co is a manager and member and has voting and investment power over the shares of the Issuer held by LLC. The Parent and William R. Hambrecht are also members of LLC. As of December 31, 2004, Mr. Hambrecht had a 21.22% ownership interest in the Parent. WRH+Co holds warrants convertible into 20,000 shares of Common Stock of the Issuer (the “Warrant Shares”). Mr. Hambrecht disclaims beneficial ownership of all 1,395,348 shares of the Issuer’s Common Stock directly held by LLC and the 20,000 Warrant Shares, held by WRH+Co, except to the extent of his respective pro rata pecuniary interest in LLC and his beneficial ownership of WRH+Co. The Parent and WRH+Co disclaim beneficial ownership of all 1,395,348 shares of the Issuer’s Common Stock directly held by LLC except to the extent of their respective pro rata pecuniary interest therein.

Additionally, Mr. Hambrecht may be deemed to beneficially own (i) 5,000 shares of the Issuer’s Common Stock held by Mr. Hambrecht and (ii) 15,000 shares of the Issuer’s Common stock, upon exercise of options, held by Mr. Hambrecht.

Statement on Schedule 13D

This filing on Schedule 13D of W.R. Hambrecht + Co., LLC (“WRH+Co”), W.R. Hambrecht/Intraop, LLC (“LLC”) and William R. Hambrecht with respect to the beneficial ownership by WRH+Co, LLC and Mr. Hambrecht of shares of common stock, $.001 par value per share (“Common Stock”), of Intraop Medical Corporation, a Nevada corporation (“Issuer”). The filing of this Schedule 13D (“Statement”) is occasioned by the acquisition of shares as described in Item 2 below.

To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of LLC, WRH+Co and Mr. Hambrecht.

ITEM 1. SECURITY AND ISSUER.

The Statement relates to shares of the Common Stock, $.001 par value per share, of Intraop Medical Corporation, a Nevada corporation. The address of the Issuer’s principal executive offices is 3170 De La Cruz Blvd., Suite 108, Santa Clara, California, 95054.

ITEM 2. IDENTITY AND BACKGROUND.

The Statement is being filed jointly by William R. Hambrecht, WRH+Co and LLC.

(a)	(i) W.R. Hambrecht + Co., LLC.
(ii) W.R. Hambrecht/Intraop, LLC.
(iii) William R. Hambrecht.

(b)	(i) WRH+Co’s principal business address is 539 Bryant Street, Suite 100 San Francisco, CA 94107.
(ii) LLC’s principal business address is 539 Bryant Street, Suite 100 San Francisco, CA 94107.
(iii) Mr. Hambrecht’s principal address is 539 Bryant Street, Suite 100 San Francisco, CA 94107

(c)	(i) WRH+Co is a Broker/Dealer.
(ii) LLC is an affiliate of WRH+Co.
(iii) Mr. Hambrecht is the sole manager of WRH+Co.

Schedule I, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to the managing member and/or manager of each of WRH+Co and LLC, and each executive officer and director of W.R. Hambrecht+Co., Inc. (“Parent”): the person’s (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship. Parent is the sole member of, and holds 100% of the equity interests in, WRH+Co.

(d)	During the past five years, neither WRH+Co, LLC, nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Except as set forth below, during the past five years, neither WRH+Co, LLC nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

The NASD Regulation, Inc. has censured and fined WRH+Co and Mr. Hambrecht jointly and severally for a violation of NASD Rule 2110 by failing to comply with a commitment WRH+Co and Mr. Hambrecht made to the NASD in connection with WRH+Co’s application for membership, that WRH+Co would “refrain from acting in any securities activities until it received approval from NASD Regulations, Inc.” The amount of the fine was $15,000.

(f)	(i) WRH+CO is organized under the laws of the State of Delaware.
(ii) LLC is organized under the laws of the State of California.
(iii) Mr. Hambrecht is a citizen of the United States of America.

Pursuant to that certain Agreement and Plan of Reorganization, dated as of February 24, 2004, as amended, by and among Intraop Medical, Inc., a Delaware corporation (“Target”) and the Issuer,

Target merged with and into the Issuer (the “Merger”). By virtue of their ownership of securities of Target immediately prior to the Merger, WRH+Co, LLC and Mr. Hambrecht received, as a result of the Merger, the right to receive shares of Common Stock, warrants convertible into shares of Common Stock or options exercisable for shares of Common Stock.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in Item 2 above, each of WRH+Co, LLC and Mr. Hambrecht received, as a result of the Merger, the securities described in this Statement.

ITEM 4. PURPOSE OF TRANSACTION.

As described in Item 2 above, each of WRH+Co, LLC and Mr. Hambrecht received, as a result of the Merger and by virtue of their ownership of securities of Target immediately prior to the Merger, the securities described in this Statement. Except as noted below, neither WRH+Co, LLC nor Mr. Hambrecht has any present plans or proposals that relate to or would result in or cause:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) WRH+Co currently directly owns warrants, which are convertible into 20,000 shares of the Issuer’s Common Stock (the “Warrant Shares”). LLC currently directly owns 1,395,348 shares of the Issuer’s Common Stock, representing 6.70% of the outstanding Common Stock of the Issuer. Mr. Hambrecht directly owns: (i) 5,000 shares of the Issuer’s Common Stock and (ii) options, which upon exercise, are convertible into 15,000 shares of Common Stock of the Issuer. Mr. Hambrecht: (i) as a 21.22% shareholder of Parent, has indirect beneficial ownership of (x) the Warrant Shares owned by WRH+Co and (y) indirect beneficial ownership of the 418,604 shares of Common Stock of the Issuer’s representing WRH+Co’s respective pro rata ownership of its direct investment in LLC and (ii) as a direct limited partner in LLC may be deemed to own 254,651 shares of the Issuer’s Common Stock representing his respective pro rata pecuniary interest in LLC.

Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by LLC and WRH other than with respect to 343,478 shares of Issuer’s Common Stock representing his proportionate ownership interest in both WRH+Co and LLC.

(b) Incorporated by reference from numbers 7 – 10 of the cover pages to this Statement.

(c) Neither Mr. Hambrecht, WRH+Co nor LLC has effected any transaction involving the Issuer’s Common Stock since the date requiring the filing of this Statement.

(d) Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

(e) Item 5(e) is not applicable to this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Parent is the sole member of, and holds 100% of the equity interests in WRH+Co. LLC is managed by W.R. Hambrecht/Intraop Management, LLC, of which WRH+Co is a manager and member and has voting and investment power over the shares of the Issuer held by LLC. The Parent and William R. Hambrecht are also members of LLC. As of December 31, 2004, Mr. Hambrecht had a 21.22% ownership interest in the Parent.

Pursuant to the Merger, options and warrants exercisable into Target capital stock outstanding immediately prior to the Merger were assumed by the Issuer, including the options held by Mr. Hambrecht and the warrants held by WRH+Co described in this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2005

W.R. Hambrecht + Co., LLC

By: William R. Hambrecht, Manager

/s/ William R. Hambrecht William R. Hambrecht

W.R. Hambrecht/Intraop, LLC

By: W.R. Hambrecht/Intraop Management, LLC
Its: Manager

By: W.R. Hambrecht + Co., LLC
Its: Member

/s/ William R. Hambrecht William R. Hambrecht
Its: Manager

/s/ William R. Hambrecht William R. Hambrecht

EXHIBIT A

JOINT FILING AGREEMENT

W.R. Hambrecht + Co., LLC, W.R. Hambrecht/Intraop, LLC and William R. Hambrecht (“Filing Persons”) hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the common stock, $0.001 par value per share, of Intraop Medical Corporation, a Nevada corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned have set their hands this 16th day of March, 2005.

W.R. Hambrecht + Co., LLC

By: William R. Hambrecht, Manager

/s/ William R. Hambrecht William R. Hambrecht

W.R. Hambrecht/Intraop, LLC

By: W.R. Hambrecht/Intraop Management, LLC
Its: Manager

By: W.R. Hambrecht + Co., LLC
Its: Member

/s/ William R. Hambrecht William R. Hambrecht
Its: Manager

/s/ William R. Hambrecht William R. Hambrecht

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Schedule I

This Schedule I sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for the managing member and/or manager of each of W.R. Hambrect + Co, LLC and W.R. Hambrecht/Intraop Medical, LLC and for each officer and director of W.R. Hambrecht + Co, Inc. All natural persons listed on this Schedule I are believed to be citizens of the United States of America.

W.R. Hambrecht + Co., LLC

The address of W.R. Hambrecht + Co., LLC’s principal office is 539 Bryant Street, San Francisco, CA 94107. W.R. Hambrecht + Co., LLC’s sole member is W.R. Hambrecht + Co., Inc. and its manager is William R. Hambrecht. The principal business address of both is 539 Bryant Street, San Francisco, CA 94107. W.R. Hambrecht + Co., Inc. is a broker-dealer. and Mr. Hambrecht serves as its Co-Chief Executive Officer.

W.R. Hambrecht/Intraop Medical, LLC

The address of W.R. Hambrecht/Intraop Medical, LLC’s principal office is 539 Bryant Street, San Francisco, CA 94107. W.R. Hambrecht/Intraop Management LLC (“Management LLC”) is the managing member of W.R. Hambrecht/Intraop Medical, LLC and Management LLC’s principal business is to serve in such capacity. The business address of the managing member is 539 Bryant Street, San Francisco, CA 94107.

W.R. Hambrecht + Co., Inc.

The address of W.R. Hambrecht + Co., Inc.’s principal office is 539 Bryant Street, San Francisco, CA 94107. Unless otherwise indicated below, the business address of each officer and director of W.R. Hambrecht + Co., Inc. is 539 Bryant Street, San Francisco, CA 94107.

Officers:

William R. Hambrecht

Chairman of the Board

Barclay (Clay) Corbus

President

Jonathan Fayman

Chief Financial Officer

Anna-Marie E. Schweizer

Assistant Secretary

Harrison Clay

Vice President, Legal and Assistant Secretary

Alan Katz

Vice President

Directors:

*	The business address of each of the directors is also the business address of such director’s employer.

John Remondi

Managing Director

Fidelity Investments (investment management)

82 Devonshire

Boston, MA 02109-3614

Nicholas Donatiello

President and Chief Executive Officer

ePartners (investment management)

c/o Odyssey 550 - 15th Street, 2nd Floor San Francisco, CA 94103

William E. Mayer

Partner

Park Avenue Equity Partners, LP (investment management)

399 Park Avenue, Suite 3204

New York, NY 10022

Ralph Linsalata

Novell (software)

8 Cambridge Center

Cambridge, MA 02142

Clayton M. Christensen

Professor

Morgan Hall T43

Harvard Business School

Boston, MA 02163

William R. Hambrecht

Chairman and Co-Chief Executive Officer

W.R. Hambrecht + Co., Inc.

539 Bryant Street

San Francisco, CA 94107

Douglas Atkin

Director

c/o W.R. Hambrecht + Co., Inc.

539 Bryant Street

San Francisco, CA 94107

Robert Jackson

CFO of American Century

American Century

4500 Main Street, 9th Floor

Kansas City, MO 64111

John Fay

Executive Vice President & CFO of Instinet

c/o Instinet

3 Times Square, 10th Floor

New York, N.Y. 10036